                                                    ---------------------------
                                                             OMB APPROVAL
                                                    ---------------------------
                                                    OMB Number:    3235-0145
                                                    Expires:  December 31, 1997
                                                    Estimated average burden
                                                    hours per form . . . . 14.90



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)



                    Citadel Computer Systems Incorporated
--------------------------------------------------------------------------------
                              (Name of Issuer)


                      Common stock, par value $.01 per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 172854-10-1
--------------------------------------------------------------------------------
                               (CUSIP Number)


 Peter T. Dameris, 4400 Post Oak Parkway, Suite 1100, Houston, Texas  77027
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 15, 1998
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------                                                                                   -----------------------
CUSIP No.  172854-10-1                                                                                    Page  2   of  6  Pages
-----------------------                                                                                   -----------------------
----------------------------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Metamor Worldwide, Inc. (formerly CORESTAFF, Inc.)

       76-0407849
----------------------------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                             (a) [ ]
                                                                                                                     (b) [ ]

       N/A
----------------------------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       WC
----------------------------------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)

       N/A
----------------------------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

----------------------------------------------------------------------------------------------------------------------------------
               7      SOLE VOTING POWER
NUMBER OF             6,360,000
  SHARES       -------------------------------------------------------------------------------------------------------------------
BENEFICIALLY   8      SHARED VOTING POWER
 OWNED BY              -0-
  EACH         -------------------------------------------------------------------------------------------------------------------
 REPORTING     9      SOLE DISPOSITIVE POWER
  PERSON              6,360,000
   WITH       --------------------------------------------------------------------------------------------------------------------
              10     SHARED DISPOSITIVE POWER
                     -0-
----------------------------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,360,000
----------------------------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

       N/A
----------------------------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       24.8
----------------------------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO
----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                 ----------------------
CUSIP No.  172854-10-1                                  Page  3   of  6  Pages
----------------------                                  ----------------------

Item 1.      Security and Issuer

             This statement relates to the Common Stock, par value $.01 per share (the "Common Stock") of Citadel Computer Systems Incorporated (the "Issuer"). The principal executive offices of the Issuer are located at 3811 Turtle Creek Boulevard, Suite 600, Dallas, Texas 75219.

Item 2.      Identity and Background

             This statement is being filed by Metamor Worldwide, Inc. (formerly CORESTAFF, Inc.) (the "Reporting Person"). The Reporting Person is a Delaware corporation, whose principal business is providing temporary staffing and computer solutions services. The business address of the Reporting Person is 4400 Post Oak Parkway, Suite 1100, Houston, Texas 77027.

             The Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

             On October 6, 1997, the Reporting Person acquired (i) a total of 2,500,000 shares of Issuer Common Stock, (ii) a warrant to acquire 1,000,000 shares of Issuer Common Stock at an exercise price of $4.00 per share and (iii) a warrant to acquire 1,000,000 shares of Issuer Common Stock at an exercise price of $5.00 per share. The aggregate consideration paid by the Reporting Person for the issued shares was $750,000. The source of such consideration was the Reporting Person's corporate working capital.

             On May 15, 1998, the Reporting Person acquired a total of 2,000 shares of the Issuer's Series D Convertible Redeemable Preferred Stock (the "Preferred Stock"). The Preferred Stock is currently convertible at any time into an aggregate of 1,860,000 shares of Issuer Common Stock, subject to certain adjustments. The Reporting Person paid an aggregate consideration of $2,000,000 for the Preferred Stock. The source of such consideration was the Reporting Person's working capital.

Item 4.      Purpose of Transaction

             The Reporting Person has acquired the Issuer's securities for investment. Depending on market conditions and other factors, the Reporting Person may purchase additional shares of Issuer Common Stock, or may dispose of all or a portion of the Issuer Common Stock which he now owns or hereafter may acquire. Except as set forth in the next sentence, the Reporting Person as a stockholder of the Issuer has no present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of the Issuer's assets, a change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, any material change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer's business or corporate structure, changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the

----------------------                                  ----------------------
CUSIP No.  172854-10-1                                  Page  4   of  6  Pages
----------------------                                  ----------------------


Issuer by any person or causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, a class of equity securities becoming eligible for termination of registration pursuant to Section 12 (g)(4) of the Securities Exchange Act of 1934 or any action similar to any of the foregoing. Notwithstanding the foregoing, as part of the transaction to acquire the shares of Issuer Common Stock on October 6, 1997, the Issuer and Steven B. Solomon, the Issuer's Chief Executive Officer, agreed to use their best efforts to elect one person designated by the Reporting Person to the Issuer's Board of Directors. Kenneth
R. Johnsen, an executive officer of the Reporting Person, has been elected to the Issuer's Board of Directors pursuant to such right.

Item 5.      Interest in Securities of the Issuer

             As of May 15, 1998, the Reporting Person was the beneficial owner of an aggregate of 4,500,000 shares of Issuer Common Stock, which represents approximately 21.7% of the 20,763,998 shares of Issuer Common Stock outstanding as of that date (assuming exercise of both warrants held by the Reporting Person). The Reporting Person has sole power to vote (or to direct the vote) and sole power to dispose (or to direct the disposition) of the entire number of shares reported as beneficially owned by it.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

             On October 6, 1997, the Issuer and the Reporting Person entered into a purchase agreement (the "Purchase Agreement") pursuant to which the Reporting Person acquired 2,500,000 shares of newly issued Common Stock of the Issuer for an aggregate purchase price of $750,000. In addition, the Issuer also issued two warrants to the Reporting Person for the purchase of an aggregate of 2,000,000 shares of Issuer Common Stock . The first warrant is for the purchase of 1,000,000 shares of Issuer Common Stock at an exercise of $4.00 per share and the second warrant is for the purchase of 1,000,000 shares of Issuer Common Stock at an exercise price of $5.00 per share. Both warrants are exercisable immediately and expire on the tenth anniversary of the date of issuance (October 6, 2007).

             On May 15, 1998, the Issuer and the Reporting Person entered into a subscription agreement (the "Subscription Agreement") pursuant to which the Reporting Person acquired 2,000 shares of Preferred Stock for an aggregate purchase price of $2,000,000 ($1,000 per share). The Preferred Stock is currently convertible at any time into an aggregate of 1,860,000 shares of Issuer Common Stock, subject to certain adjustments.

             Pursuant to the Purchase Agreement, the Issuer and Steven B. Solomon, the Issuer's Chief Executive Officer, agreed to use their best efforts to elect one person designated by the Reporting Person to the Issuer's Board of Directors. Kenneth R. Johnsen, an executive officer of the Reporting Person, has been elected to the Issuer's Board of Directors pursuant to such right. In addition, so long as the Reporting Person owns more than 5% of the Issuer's Common Stock, the Reporting Person has the right to approve, which approval can not be unreasonably withheld, certain fundamental transactions involving the Issuer, including dividends, sales or redemptions of stock in excess of certain thresholds, mergers and acquisitions, affiliated transactions, sales of substantial assets, changes in the nature of the business, incurrence of additional funded indebtedness and liquidation.

----------------------                                  ----------------------
CUSIP No.  172854-10-1                                  Page  5   of  6  Pages
----------------------                                  ----------------------


             Pursuant to the Purchase Agreement, the Issuer and the Reporting Person also entered into a registration rights agreement (the "Registration Agreement") for the Issuer's Common Stock acquired by or acquirable by the Reporting Person. The Registration Agreement provides that the Reporting Person has the right to require the Issuer to register the Reporting Person's shares of Common Stock (including Common Stock issuable upon conversion of the Preferred Stock), for resale with the Securities and Exchange Commission at the election of the Reporting Person at any time after October 6, 1998. In addition, the Registration Agreement also provides the Reporting Person with the right to participate in any public offering of equity securities effected by the Issuer. All costs of such registrations (other than selling expenses or underwriting discounts) are at the Issuer's expense.

             Except as described in this statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

Item 7.      Materials to be Filed as Exhibits

             (a) Purchase Agreement dated October 6, 1997 between the Reporting Person and the Issuer.(1)

             (b) Warrant No. 1 for the purchase of 1,000,000 shares of Issuer Common Stock at an exercise price of $4.00 per share.(1)

             (c) Warrant No. 2 for the purchase of 1,000,000 shares of Issuer Common Stock at an exercise price of $5.00 per share.(1)

             (d) Registration Rights Agreement dated October 6, 1997 between the Reporting Person and the Issuer.(1)

             (e) Purchase Agreement dated May 15, 1998 between the Reporting Person and the Issuer.

(1) - Previously filed as an Exhibit to the Reporting Person's original
      Schedule 13-D filed with the Securities and Exchange Commission on October 15, 1997.

----------------------                                  ----------------------
CUSIP No.  172854-10-1                                  Page  6   of  6  Pages
----------------------                                  ----------------------



                                   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               METAMOR WORLDWIDE, INC.



May 22, 1998                                   /s/  Edward L. Pierce
---------------------------                    ---------------------------------
           Date                                By:  Edward L. Pierce
                                               Its:  Senior Vice President

  Exhibit No.                         Index to Exhibits
 ------------                        -------------------

        (e) Purchase Agreement dated May 15, 1998 between the Reporting Person and the Issuer.